

06003984

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2006
BRANCH OF REGISTRATIONS
EXAMINATIONS

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2005___ AND ENDING ___December 31, 2005___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

InterSecurities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Carillon Parkway

(No. and Street)

St. Petersburg, Florida 33716

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William G. Cummings   (727) 299-1800 x2734

                   (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – of individual, state last, first, middle name)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address)   (City)   (State)   (Zip Code)

PROCESSED

CHECK ONE:

  X Certified Public Accountant

  ☐Public Accountant

  ☐Accountant not resident in United States or any of its possessions.

MAY 3 0 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (6-02)   Persons who are to respond to the collection of information contained

in this form are not required to respond unless the form displays

a currently valid OMB control number.

0601-0700752

Oath or Affirmation

I, William G. Cummings, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of InterSecurities, Inc. as of December 31, 2005, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Senior Vice President and CFO

Sworn to and subscribed before me this 23rd day of February, 2006 by William G. Cummings, who is personally known to me.

Shirley M. Franklin
Notary Public

SHIRLEY M. FRANKLIN
Comm# DD0280115
Expires 5/4/2008
Bonded thru (800)432-4254
Florida Notary Assn., Inc.

This report contains:

(X)   (a)   Facing page
(X)   (b)   Statement of Financial Condition
(X)   (c)   Statement of Income
(X)   (d)   Statement of Cash Flows
(X)   (e)   Statement of Changes in Stockholder's Equity
( )   (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)   (g)   Computation of Net Capital
(X)   (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )   (i)   Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X)   (j)   A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
(X)   (k)   A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)   (l)   An Oath or Affirmation
( )   (m)   A copy of the SIPC Supplemental Report
(X)   (n)   Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

FINANCIAL STATEMENTS AND SUPPLEMENTARY
INFORMATION
(For SEC Filing Purposes)

InterSecurities, Inc.
Year Ended December 31, 2005

InterSecurities, Inc.

Financial Statements
and Supplementary Information

Year Ended December 31, 2005

Contents

☰ ERNST & YOUNG

■ Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

📱 Phone: (515) 243-2727
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
InterSecurities, Inc.

We have audited the accompanying statement of financial condition of InterSecurities, Inc. as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InterSecurities, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 3, 2006

Ernst + Young LLP

InterSecurities, Inc.

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$15,249,491
Investments in securities, at market value (cost: $18,968,678)	22,686,543
Receivables:	
Commissions	2,365,148
Others	2,888,226
Receivable from affiliate under tax allocation agreement	433,773
Deferred income tax assets	10,426,873
Prepaid expenses and other assets	1,227,405
Total assets	$55,277,459

Liabilities and stockholder's equity

Liabilities:	
Accrued commissions	$ 1,816,247
Accounts payable and other accrued expenses	9,389,332
Due to affiliates	106,291
Deferred compensation	22,686,543
Total liabilities	33,998,413
Stockholder's equity:	
Common stock, par value $1.00 a share – authorized, issued and outstanding 1,000 shares	1,000
Additional paid-in capital	14,243,024
Retained earnings	7,035,022
Total stockholder's equity	21,279,046
Total liabilities and stockholder's equity	$55,277,459

See accompanying notes.

InterSecurities, Inc.

Statement of Income

Year Ended December 31, 2005

Revenues:	
Sales commissions	$128,689,368
Net investment income	1,852,853
Other income	7,865,639
Total revenues	138,407,860
Expenses:	
Commissions	121,018,176
Employee compensation and related benefit expenses	7,569,349
Other operating expenses	16,218,663
Total expenses	144,806,188
Loss before income taxes	(6,398,328)
Income tax expense (benefit):	
Current	(389,262)
Deferred	(2,138,448)
	(2,527,710)
Net loss	$ (3,870,618)

See accompanying notes.

InterSecurities, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2005	$1,000	$9,243,024	$10,905,640	$20,149,664
Capital contribution received from parent	–	5,000,000	–	5,000,000
Net loss	–	–	(3,870,618)	(3,870,618)
Balance at December 31, 2005	$1,000	$14,243,024	$ 7,035,022	$21,279,046

See accompanying notes.

InterSecurities, Inc.

Statement of Cash Flows

Year Ended December 31, 2005

Operating activities	
Net loss for year	$ (3,870,618)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in unrealized appreciation/depreciation on investments	(1,951,674)
Deferred income tax benefit	(2,138,448)
Changes in operating assets and liabilities:	
Receivables	291,924
Due to affiliates	4,017,542
Prepaid expenses and other assets	(103,845)
Accrued commissions	(84,396)
Accounts payable and other accrued expenses	2,939,729
Receivable from affiliates under tax allocation agreement	(4,868,688)
Deferred compensation	2,809,577
Net cash used in operating activities	(2,958,897)
Investing activities	
Cost of investments purchased	(857,903)
Net cash used in investing activities	(857,903)
Financing activities	
Capital contribution received from parent	5,000,000
Net cash provided by financing activities	5,000,000
Increase in cash and cash equivalents	1,183,200
Cash and cash equivalents at beginning of year	14,066,291
Cash and cash equivalents at end of year	$15,249,491

See accompanying notes.

InterSecurities, Inc.

Notes to Financial Statements

December 31, 2005

1. Accounting Policies

InterSecurities, Inc. (the Company) is a wholly owned subsidiary of AUSA Holding Company (AUSA), which in turn, is a wholly owned indirect subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands. The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer. The Company sells life insurance and deferred annuities offered by Western Reserve Life Assurance Company of Ohio (WRL), an affiliated company, through its licensed registered representatives. The Company also sells other investment products through its licensed representatives.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Investments in Securities

Investments are carried at quoted market value. The resulting difference between cost and market is included in net loss. The specific identification method is used in determining realized gains and losses and unrealized appreciation or depreciation of investments.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

1. Accounting Policies (continued)

Recognition of Income

Sales commissions earned along with the related commission expenses on the distribution of mutual fund shares are recorded on the trade date (the date the orders are executed). Commissions on mutual fund 12b-1 fees are recognized as such fees are earned. Commission income earned on sales of insurance products is determined as a percentage of collected premiums and is recognized as earned.

Fair Values of Financial Instruments

The Company's assets and liabilities include various items that meet the definition of financial instruments and require disclosure of their related fair values. Due to the nature of the Company's financial instruments, management does not believe the fair values of such assets and liabilities differ materially from their carrying values included herein.

2. Income Taxes

The Company files consolidated federal and state income tax returns with certain affiliates. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. The Company paid $4,839,486 to affiliates under the tax-sharing agreement during 2005. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

The provision for income taxes consists of the following for the year ended December 31, 2005

Federal	$(2,079,409)
State	(448,301)
	$(2,527,710)

Deferred income taxes arise primarily from differing methods used to account for the unrealized appreciation/depreciation on investments, accrued vacation, and other accrued expenses not deductible until future periods for tax purposes. Net deferred income taxes are comprised entirely of gross deferred income tax assets at December 31, 2005.

InterSecurities, Inc.

Notes to Financial Statements (continued)

2. Income Taxes (continued)

As the Company files a consolidated return as part of a group that is profitable and is expected to be profitable in future periods, the Company's deferred tax assets at December 31, 2005 are deemed to be recoverable. No allowance has been recorded on the deferred tax assets.

During the year ended December 31, 2005, an adjustment was made to deferred income taxes to recognize a previously unrecorded state deferred tax asset. The net adjustment resulted in an increase to deferred tax benefit and a decrease to net loss of $736,084 for the year ended December 31, 2005. The financial statements for the year ended December 31, 2005 reflect the cumulative adjustment to properly state the asset and related benefit. Management has concluded that this adjustment is not material to the 2005 financial statement presentation.

3. Transactions With Affiliates

The Company is a member of a group of affiliated companies which are engaged in the sale of life insurance, annuities and other investment related activities. A substantial portion of the commission expenses of the Company are to registered representatives who are also agents for WRL, an affiliated company. A substantial portion of the Company's operating expenses are paid to WRL and represent both items specifically identifiable as attributable to the Company and an allocation of shared expenses among several affiliates of WRL, of which the Company's portion of these shared expenses was approximately $5,200,000 for the year ended December 31, 2005. Sales commission revenues include approximately $5,470,000 earned during the year ended December 31, 2005, from the sales of Transamerica IDEX Mutual Funds. Sales commission revenues and commission expenses for the year ended December 31, 2005, include approximately $37,100,000 of WRL commissions on variable products.

4. Net Capital Requirement

The Company is subject to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its "aggregate indebtedness" exceeds 15 times its "net capital", or (b) its "net capital" is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital of $4,272,954 which was $1,974,804 in excess of its required

4. Net Capital Requirement (continued)

net capital of $2,298,150. The Company's ratio of aggregate indebtedness to net capital was 8.07 to 1. Various other regulatory agencies may impose additional requirements.

Pursuant to the provisions of rule 15c3-3 of the Securities and Exchange Commission, the Company maintains a bank account entitled "Special Account for the Exclusive Benefit of Customers". This account had a balance of $180,216 at December 31, 2005. The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions with customers through the Special Bank Account. Therefore, it is exempt from the reserve requirements at December 31, 2005, and for the year then ended under the provisions of rule 15c3-3(k)(2)(i).

5. Contingencies

The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, it is management's opinion, after consultation with legal counsel and a review of available facts, that net damages, if any, arising from such demands will not be material to the Company's financial position.

Supplementary Information

InterSecurities, Inc.

Computation of Net Capital – Part IIA

December 31, 2005

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$21,279,046
2. Deduct ownership equity not allowable for Net Capital			–
3. Total ownership equity qualified for Net Capital			21,279,046
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			–
B. Other (deductions) or allowable credits			–
5. Total capital and allowable subordinated liabilities			21,279,046
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition:			
1. Investments in wholly-owned subsidiaries	$ –		
2. Receivables from non-customers	423,010		
3. Other assets	13,244,545	13,667,555	
B. Secured demand note deficiency		–	
C. Commodity futures contracts and spot commodities – proprietary capital charges		–	
D. Other deductions and/or charges		–	13,667,555
7. Other additions and/or allowable credits			–
8. Net capital before haircuts on securities positions			7,611,491
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):			
A. Contractual securities commitments		–	
B. Subordinated securities borrowings		–	
C. Trading and investment securities:			
1. Exempted securities		–	
2. Debt securities		–	
3. Options		–	
4. Other securities		3,338,537	
D. Undue Concentration		–	
E. Other		–	3,338,537
10. Net Capital			$ 4,272,954

InterSecurities, Inc.

Computation of Net Capital – Part IIA (continued)

Computation of Basic Net Capital Requirement

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 2,298,150
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	250,000
13.	Net capital requirement (greater of line 11 or 12)	2,298,150
14.	Excess net capital (line 10 less 13)	1,974,804
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	825,745

Computation of Aggregate Indebtedness

16.	Total A.I. liabilities from Statement of Financial Condition 4		34,472,086
17.	Add:		
	A. Drafts for immediate credit	–	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
	C. Other unrecorded amounts	–	–
18.	Less: Adjustment based on deposits in Special Reserve Bank Account (15c3-1(c)(1)(vii)		–
19.	Total aggregate indebtedness		34,472,086
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		807%
21.	Percentage of debt to debt-equity total computed in accordance with rule 15c3-1 (d)		–

InterSecurities, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2005

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:

Exemptive Provision

25. If an exemption from rule 15c3-3 is claimed, identify below the
    section upon which such exemption is based
    A. (k)(1) – Limited business (mutual funds and/or variable annuities
       only)
    B. (k)(2)(i) – "Special Account for the Exclusive Benefit of
       Customers" maintained   X
    C. (k)(2)(ii) – All customer transactions cleared through   another
       broker-dealer on a fully disclosed basis.
    D. (k)(3) – Exempted by order of the Commission

InterSecurities, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2005

Differences exist between the computation of net capital under rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as submitted to the National Association of Securities Dealers, Inc. Nonallowable assets increased by $933,857 and aggregate indebtedness increase by $252,005. As a result, net capital decreased by $252,005, minimum net capital required increased by $16,812 and percentage of aggregate indebtedness to net capital increased from 756% to 807%.

■ Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

🖅 Phone: (515) 243-2727
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Board of Directors
InterSecurities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of InterSecurities, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin of securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 3, 2006